Exhibit 99.1

NEWS RELEASE

Toronto, July 11, 2022

Franco-Nevada To Release Second Quarter 2022 Results

Franco-Nevada today announced it will report its second quarter 2022 results as follows:

Second Quarter 2022 Results Release:	August 10th after market close
Conference Call and Webcast:	August 11th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-800-289-0720 International: 647-484-0258
Webcast:	www.franco-nevada.com
Replay (available until August 18th):	Toll-Free: 1-888-203-1112 International: 647-436-0148 Pass code: 5679385 #

For more information, please visit our website at www.franco-nevada.com or contact:

Sandip Rana

Chief Financial Officer

416-306-6303

info@franco-nevada.com